Filed Pursuant to Rule 424(b)(7)
Registration No. 333-145358

PROSPECTUS SUPPLEMENT NO. 3

TO PROSPECTUS DATED AUGUST 9, 2007,

PROPECTUS SUPPLEMENT NO. 1 DATED

SEPTEMBER 7, 2007 AND PROSPECTUS

 SUPPLEMENT NO. 2 DATED OCTOBER

23, 2007

$1,150,000,000

General Mills, Inc.

FLOATING RATE CONVERTIBLE SENIOR NOTES
DUE APRIL 11, 2037

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement no. 3 supplements our prospectus dated August 9, 2007, prospectus supplement no. 1 dated September 7, 2007and prospectus supplement no. 2 dated October 23, 2007 relating to the offer and sale from time to time by certain selling securityholders of our Floating Rate Convertible Senior Notes due April 11, 2037, or the notes, and the common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by any of the selling securityholders.

This prospectus supplement no. 3 should be read in conjunction with, and may not be delivered or utilized without, the prospectus, as previously supplemented. This prospectus supplement no. 3 is qualified in its entirety by reference to the prospectus, as previously supplemented, except to the extent that the information in this prospectus supplement no. 3 supersedes the information contained in the prospectus, as previously supplemented.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section beginning on page 8 of the prospectus dated August 9, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 3 or the prospectus, as previously supplemented, to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 3 is November 26,  2007.

This supplement no. 3 constitutes the offer by the selling securityholders named below of $141,000,000 principal amount of our Floating Rate Convertible Senior Notes due 2037 and the shares of our common stock issuable upon conversion of those notes.

The table under the caption “Selling Securityholders” beginning on page 40 of the prospectus, as previously supplemented, is hereby (1) further supplemented by adding to it the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below and (2) amended by replacing the information in the prospectus regarding certain selling securityholders with the information set forth in the table entitled “Revised Information Regarding Selling Securityholders” below..

We prepared the tables based on information supplied to us by the selling securityholders named in the tables below on or prior to November 23, 2007. Information about the selling securityholders may change over time.

We have assumed for purposes of the tables below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this supplement no. 3 and the prospectus, as previously supplemented, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.

Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their notes since the date on which they provided the information regarding their notes.

ADDITIONAL SELLING SECURITYHOLDERS

Selling Securityholder(1)	Principal Amount of Notes That May Be Sold	Percentage of Notes Outstanding	Shares of Common Stock Offered (2)	Shares of Common Stock Beneficially Owned After the Offering(3)(4)

BNP Paribas Arbitrage	$20,000,000	1.74%	200,000	0
Dexia Asset Management on behalf of Halevy M10	1,500,000	0.13	15,000	0
Dexia Money 3M	85,000,000	7.39	850,000	0
Dexia Court Terme	4,000,000.35		40,000	0
Dexia M+ Managed by Dexia Asset Management	1,000,000	0.09	10,000	0
Dexia Money 6M Represented by Dexia Asset Management	5,000,000	0.43	50,000	0
The Northwestern Mutual Life Insurance Company — General Account (5)	22,000,000	1.91	220,000	82,167
The Northwestern Mutual Life Insurance Company — Group Annuity Separate Account (5)	500,000	0.04	5,000	82,167
Remunis Managed by Dexia Asset Management	1,500,000	0.13	15,000	0

REVISED INFORMATION REGARDING SELLING SECURITYHOLDERS

Selling Securityholder(1)	Principal Amount of Notes That May Be Sold	Percentage of Notes Outstanding	Shares of Common Stock Offered (2)	Shares of Common Stock Beneficially Owned After the Offering (3)(4)
United Healthcare — AARP	$500,000	0.04%	5,000	0

(1)          Information regarding the selling securityholders may change from time to time.  Any such changed information will be set forth in supplements to the prospectus if required.

(2)          Assumes for each $1,000 in principal amount of notes a maximum of 10 shares of common stock could be received upon conversion.  This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights” in the prospectus.  As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.  Excludes shares of common stock that may be issued by us upon the conversion of the notes as described under “Description of the Notes—Conversion Rights—Converting in Connection with Certain Change of Control Events” in the prospectus.  In addition, excludes fractional shares.  Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the notes, as described under “Description of the Notes—Payment upon Conversion” in the prospectus.

(3)          Based on 335,969,808 shares of common stock outstanding as of November 16, 2007, no identified selling securityholder would own 1% or more of our common stock after an offering and sale of all shares issuable upon conversion of the notes.  In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)          For purposes of computing the number and percentage of notes and shares of common stock to be held by the selling securityholders after the conclusion of this offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by the prospectus, as supplemented, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)          NIMC and Mason Street Advisors, LLC, wholly owned companies of Northwestern Mutual, are investment advisors to Northwestern Mutual and certain of its affiliates, and therefore may be deemed to be indirect beneficial owners with shared voting and investment power in the following General Mills securities: $274,000 of the notes; $14,143,000 in principal amount of General Mills’ 6%  Notes due February 15, 2012;  $15,000,000 in principal amount of General Mills’ 5.65% Notes due September 10, 2012; $19,795,000 in principal amount of General Mills’ 5.7% Notes due February 15, 2017; and 82,167 shares of General Mills common stock.  Northwestern Mutual — Group Annuity Separate Account is also the beneficial owner of $120,000 principal amount of General Mills’ 5.7% Notes due February 15, 2017.